SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

02 NOV 12 AM 10:36

02055845

November 4, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

dlw 11/15

Daniel Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) miknad@samsung.co.kr

Samsung Electronics Supplies IP Set-top Boxes to Japan

November 4, 2002

- Samsung is contracted to deliver US$30 million worth of the IP set-top boxes through next year

- Softbank Broad Media is installing IP set-top boxes made by Samsung in Japanese homes.

- Interactive video on demand and multi-channel digital broadcasting service is scheduled for launch in the Tokyo region in November.

- The service will be expanded nationwide in Japan next year.

For the full press release please refer to the Investor Relations Website at:

www.samsungelectronics.com/ir